January 13, 2009

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E

Washington D.C. 20549-7010

Dear Mr. Decker:

This letter sets forth the responses of Tupperware Brands Corporation (the “Company”) to the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended December 29, 2007, its Form 10-Q for the period ended September 27, 2008 and its Definitive Proxy Statement filed March 27, 2008 contained in your letter dated December 22, 2008.

Comments on December 29, 2007 Form 10-K

General

Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Reply: With respect to the Staff’s comments that request additional disclosures or other revisions, the responses below include the proposed revisions, substantially in the form that will be reflected in the Company’s future annual and interim reports and proxy statements, as applicable.

Risk Factors

Legal and Regulatory Issues, page 10

Comment: We note your disclosure that the “U.S. Federal Trade Commission has proposed business opportunity regulations which may have a negative effect upon the Company’s method of operating in the United States.” Please expand your discussion of this risk factor to clarify your intended meaning of the phrase “business opportunity regulations” and to discuss how these regulations would possibly apply to your business.

Reply: In April 2006, the Federal Trade Commission proposed a Business Opportunity Rule which would have required changes to the Company’s U.S. business models (Tupperware and BeautiControl) to accommodate two material provisions of the Business Opportunity Rule. The first provision sought to impose a 7-day cooling off period before a newly recruited sales force member could begin operating his/her Tupperware/BeautiControl business. The second provision required significant and burdensome disclosures be made to potential new sales force members, including the advance disclosure of personally identifying information of all other sales force members who had entered or exited from the Tupperware or BeautiControl business during the preceding two years. Such public disclosure of personally identifying information would have required the prior written consent of each sales force member to safeguard their privacy, compliance with this requirement would have been dependent upon obtaining such consent from each independent sales force member. Accordingly, complying with these requirements would not be feasible and could not be assured in spite of considerable effort and expense. Moreover, these requirements would have negatively impacted the Company’s ability to recruit sales force members into its businesses. After receiving more than 17,000 comments in opposition to the scope of the proposed Business

Opportunity Rule, the Federal Trade Commission in March 2008, issued a revised version of the proposed Business Opportunity Rule. The revised version of the Business Opportunity Rule amends the definition of business assistance in order to exempt multi-level marketing business opportunities, such as Tupperware and BeautiControl, from the application of the Rule and its disclosure requirements. Based upon the comments received by the Federal Trade Commission in response to its revised version of the Business Opportunity Rule, it is anticipated that the Federal Trade Commission will adopt the revised version with only clarifying amendments.

In future filings the Company will revise the discussion of risk factors in substantially the form as follows:

The U.S. Federal Trade Commission has proposed business opportunity regulations which may have a negative effect upon the Company’s method of operating in the United States, mainly by inhibiting the Company’s ability to attract and recruit sales force members, which is the Company’s primary means of distributing its product. In March 2008, the Federal Trade Commission issued a revised version of the proposed business opportunity regulations which are meant to exempt multi-level marketing businesses, such as Tupperware, from the application of these regulations. It is currently unknown when final regulations may be provided and whether, in their final form, they will impact the Company’s operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investing Activities, page 32

Comment: We note that you have disclosed your capital expenditures over the last three fiscal years. Please expand your management’s discussion and analysis to provide information regarding your material commitments for capital expenditures going forward as well. See Item 303(a)(2)(i) of Regulation S-K.

Reply: In response to the Staff’s comment, the Company respectfully submits it did not have any material commitments for capital expenditures as of the end of the 2007 fiscal year. The Company confirms that it will describe any material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments in accordance with Item 303(A)(2)(i) of Regulation S-K in its future filings, as applicable. Furthermore, in future filings, if the Company does not have any material commitments for capital expenditures as of the end of its fiscal year, it will confirm such fact in the filing.

Note 1 – Summary of Significant Accounting Policies, page 48

Comment: Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of products sold. If you do not include depreciation or amortization in your cost of products sold, please revise your description of cost of products sold on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of products sold (exclusive of depreciation and amortization shown separately below).” Please also remove any references in the filing to gross margin, if you do not include a portion of your depreciation and amortization in cost of products sold. See SAB Topic 11B.

Reply: In response to the Staff’s comment, the Company respectfully submits that depreciation is included in the cost of products sold. On page 50 of the Form 10-K, the Company has described the major components that comprise the cost of products sold under the subsection, Shipping and Handling Costs. The Company disclosed the following:

“The cost of products sold line item includes costs related to the purchase and manufacture of goods sold by the Company. Among these costs are inbound freight charges, purchasing and receiving costs, inspection costs, depreciation expense, internal transfer costs, and warehousing costs of raw material, work in process and packing materials.”

The Company recorded $13.6 million in amortization of intangible assets for the fiscal year ended December 29, 2007 which was included in Delivery, Sales and Administrative expenses on the Consolidated Statements of Income as it relates to the sales forces acquired in the 2005 Sara Lee Direct Selling acquisition. The amortization amount for the 2008 fiscal year is approximately $9.3 million. The sales forces acquired are responsible for interacting directly with final customers and promoting products by hosting parties, meetings, events and other non-traditional retail methods. If the sales force had not been acquired, the Company would have incurred recruiting and promotional costs to build a similar sales force. As recruiting and promotional costs of this nature are included in Delivery, Sales and Administration expenses, the Company believes the classification of the amortization relating to the sale force asset is appropriate.

Comment: Please consider revising your filing here or as part of your discussion of critical accounting policies on page 35 to provide more robust disclosure of the key assumptions used by management in connection with your goodwill and long-lived asset impairment testing. Your disclosures should include a discussion of the key assumptions used each period and how those assumptions may have changed from prior periods. Additionally, a sensitivity analysis that shows readers how reasonably likely changes in assumptions might affect the outcome of your impairment tests may assist readers by providing greater transparency.

Reply: In future filings the Company will revise the discussion of critical accounting policies in substantially the form as follows:

Valuation of Goodwill

The Company’s recorded goodwill relates primarily to that generated by its acquisition of BeautiControl in October 2000, and the Sara Lee Direct Selling businesses (International Beauty) in December 2005. The Company conducts an annual impairment test of its recorded goodwill in the second and third quarter of each year related to BeautiControl and International Beauty, respectively. Additionally, in the event of a change in circumstances that leads the Company to determine that a triggering event for impairment testing has occurred, a test is completed at that time. The impairment test for goodwill involves comparing the fair value of the reporting units to their carrying amounts. If the carrying amount of a reporting unit exceeds its fair value, a second step is required to measure for a goodwill impairment loss. This step revalues all assets and liabilities of the reporting unit to their current fair values and then compares the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

The valuation of goodwill is dependent upon the estimated fair market value of BeautiControl’s operations both in North America and internationally, and the operations of the International Beauty businesses which include four individual reporting units. Fair value of the reporting units is determined by the Company using either the income approach or a combination of the income and market approach with a greater weighting on the income approach (75 percent). The income approach, or discounted cash flow approach, requires significant assumptions to determine the fair value of each reporting unit. The significant assumptions used in the income approach include estimates regarding future operations and the ability to generate cash flows including projections of revenue, costs, utilization of assets and capital requirements. It also requires estimates as to the appropriate discount rates to be used. The most sensitive estimate in this evaluation is the projection of operating cash flows, as these provide the basis for the fair market valuation. The Company’s cash flow model used forecasts for periods ranging from 9 to 14 years and a terminal value. The significant assumptions for these forecasts included annual revenue growth rates ranging from 3% to 19%, with an average growth rate of about 7%. The growth rates were determined by reviewing historical results of these units and the historical results of other of the Company’s business units that are similar to those of the reporting units. Terminal values for all reporting units were calculated using a long-term growth rate of 3%. In estimating the fair value of the reporting units for the 2008 impairment tests, the Company applied discount rates to its reporting units’ projected cash flows ranging from 11 to 22 percent. Discount rates at the high end of this range were for reporting units that operated in countries with higher country specific risk, such as those in South America and South Africa. The market approach relied on an analysis of publicly-traded companies similar to Tupperware and deriving a range of revenue and profit multiples. The publicly-traded companies used in the market approach were selected based on similar product lines of consumer goods or beauty products or companies using direct-selling distribution methods. The resulting multiples were then applied to the reporting unit to determine fair value.

As of September 29, 2007, the Company completed the annual review of goodwill and indefinite-lived intangible assets of the International Beauty reporting units. As a result of this review, Nutrimetics’ goodwill and tradename were deemed to be impaired, resulting in a total non-cash impairment charge of $11.3 million. During the second quarter of 2008, the financial results of the Nutrimetics and NaturCare businesses were below expectations, and the Company lowered its forecast of future sales and profit below those that were used to value these tradenames in the Company’s 2007 annual impairment analysis. As a result of these factors, the Company performed interim impairment tests of these tradenames and goodwill. The result of the interim impairment tests was to record a $6.5 million impairment to the Nutrimetics tradename and a $2.5 million impairment to the NaturCare tradename in the second quarter of 2008.

For the 2008 fiscal year, the Company completed the review of goodwill for all reporting units and determined that there was no impairment after the write-down of the tradename assets. The Company also determined that, when either the income or market approach was used, on a stand alone basis, no impairment existed. Given the sensitivity of the valuation of the reporting units to changes in estimated future cash flows versus the 2008 estimate, a reduction in the assumed future cash flows of more than 2 percent or an increase in the discount rate of more than 100 basis points would likely result in an impairment charge for the goodwill of the Nutrimetics reporting unit. For the BeautiControl, NaturCare, Avroy Shlain, Swissgarde and Fuller reporting units, an impairment charge for goodwill would likely result if the projected cash flows decreased by more than 25 percent or the discount rate was increased by more than 500 basis points.

Impairment charges would have an adverse impact on the Company’s net income and could result in a lack of compliance with the Company’s debt covenants, although the financial covenant directly affected is the minimum net worth requirement and the first $75 million of any impairments arising from July 1, 2007 forward is excluded from the calculation of compliance with this covenant.

Other Intangible Assets

The Company recorded as assets the fair value of various trademarks and tradenames in conjunction with its purchase of the Sara Lee Direct Selling businesses. These assets have indefinite lives and are evaluated for impairment annually similarly to goodwill, as discussed above. The fair value of these indefinite lived intangible assets is determined using the relief from royalty method, which is a form of the income approach. In this method, the value of the asset is calculated by selecting royalty rates, which estimate the amount a company would be willing to pay for the use of the asset. These rates are applied to the Company’s projected revenue, tax affected and discounted to present value using an appropriate rate. The royalty rates were selected by reviewing comparable trademark licensing agreements in the market and a range from 3 to 5.5 percent was used. In estimating the fair value of the tradenames, the Company also applied a discount rate ranging from 15.5 to 24.5 percent with revenue growth similar to that used in the goodwill assessment described above. Similar to the reporting units, the discount rates towards the high end of the range related to tradenames located in areas with higher country risks such as Avroy Shlain and Swissgarde operating in South Africa as well as the Fuller tradename selling in Mexico and South America. As previously discussed, the Company recorded a $6.5 million impairment to the Nutrimetics tradename and a $2.5 million impairment to the NaturCare trade name in the second quarter of 2008. The Company determined there had been no impairment of the remaining tradenames as a result of the 2008 evaluations. The annual review of the indefinite lived intangible assets requires the Company to make significant estimates regarding future operations and the ability to generate cash flows with these assets. Given the sensitivity of the valuation of the reporting units to changes in the estimated future cash flows versus the 2008 estimate, a reduction in the estimated future cash flows for the Nutrimetics and NaturCare tradenames would likely result in an additional impairment charge. For the remaining tradenames, changes in estimated future cash flows, similar to those described above, would impact the fair value of the indefinite lived intangible assets and possibly result in an additional impairment.

Comments on September 27, 2008 Form 10-Q

General

Comment: Please address the above comments in your interim filings as well.

Reply: The revisions proposed in this letter, will be reflected in our future annual and interim filings as applicable.

Note 10 – Debt, page 12

Comment: Please consider disclosing here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements, similar to the disclosures provided on pages 64-66 of your Form 10-K. In the current economic environment, we believe disclosure of this information in your quarterly filings will allow readers to understand how much cushion there is between the required ratios and the actual ratios in a more timely fashion.

Reply: The Company agrees with the Staff’s comment and assuming the current economic environment continues and it is reasonably possible that the Company will face a constraint in light of its covenants, as is currently the case for the fourth quarter of 2008, it will include in future filings disclosures similar to that included on pages 64-66 of the Company’s 2007 Form 10-K.

Note 13 – Retirement Benefit Plans, page 16

Comment: You disclose that as a result of declines in the fair value of pension plan assets during 2008, it is possible that the future pension plan contributions will be significantly greater than projected 2008 contributions. Please expand MD&A to discuss the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. Discuss other significant factors, such as the discount rate assumption and plan settlements. Discuss the impact on your financial position from changes in the fair value of plan assets and actuarial gain or losses. Discuss funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

Reply: At the time of filing the Form 10-Q, there had not been any change to the expected 2008 funding. The Company included the disclosure above in the Form 10-Q to inform readers of the potential ramifications of such a decline in pension assets as a result of market condition.

The Company is in the process of setting plan assumptions in consultation with its actuaries and determining the impact this will have on the Company’s future contributions, financial condition and liquidity. The Company will include in its annual filing on Form 10-K for 2008, the disclosures required by FASB Statement 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R), in addition to further discussing, in MD&A, the impact market conditions had on the plan assumptions and net periodic benefit costs including the discount rate, expected rate of return and amortization of actuarial loss. It will also include disclosure on the Company’s expected future funding and sensitivity to differences in actual results compared with its assumptions. Furthermore, in future interim filings when market conditions have significantly impacted plan assets or plan assumptions determined as of the prior year end, the Company will provide, in MD&A, disclosure to quantify its expectation of the range of impact such changes could reasonably be expected to have on the Company’s financial position, funding requirements and future liquidity.

Note 17 – Commitments and Contingencies, page 17

Comment: It is unclear whether the portion of the insurance proceeds related to inventory and business interruption was included in operating activities for each period presented in your 2007 Form 10-K and in each of your 2008 Form 10-Qs. If the insurance proceeds were not included in operating activities for each of the periods in your 2007 Form 10-K and 2008 Form 10-Qs, please tell us the amount of proceeds for each period excluded from operating activities and the reasons why these amounts were excluded. If the insurance proceeds were included in operating activities for each of the periods in your 2007 Form 10-K and 2008 Form 10-Qs, please tell us why you have not presented these amounts separately in your cash flow statement and included a discussion in your MD&A regarding the impact of the insurance proceeds to your operating activities.

Reply: In December 2007, the Company experienced a fire at its Hemingway, S.C. facility for which it has received insurance proceeds in 2007 and 2008. The Company received $3.0 million in insurance proceeds in 2007 and $6.4 million in 2008 for losses associated with property, plant and equipment, which was included in investing activities in the Consolidated Statement of Cash Flows in the Company’s 2007 Form 10-K and in each of the 2008 Form 10-Qs. During 2008, through the end of the third quarter, the Company also received $8.1 million in proceeds for destroyed inventory and direct costs associated with the fire which was included in operating activities. The $8.1 million included in operating activities represented a partial reimbursement of costs incurred during the 2008 and 2007 fiscal years and was netted on the Consolidated Statements of Cash Flows against these costs. The Company did not further discuss these proceeds in MD&A and the impact it had on operating activities as the proceeds were to reimburse costs that had been incurred with the remaining costs left to be reimbursed of $2.8 million at the end of the third quarter of 2008. Therefore, the Company believes that as of the end of the third quarter, the net impact on operating activities had not been significant. The Company received insurance proceeds in the fourth quarter of 2008 of about $25 million relating to the losses associated with property, plant and equipment; destroyed inventory, including lost profit; and direct costs. The Company intends to include these proceeds in operating and investing activities on the Consolidated Statement of Cash Flows for the fiscal year ended December 27, 2008 under the caption, “Net proceeds from insurance settlements”, where appropriate. The balance expected to be included on this line will represent the proceeds received net of the costs incurred. Furthermore, the insurance proceeds and their impact on the Company’s operating activities will be discussed in MD&A.

Comments on the Definitive Proxy Statement Filed March 27, 2008

Compensation Discussion and Analysis

Annual Salary and Bonuses, page 15

Comment: We note from the first paragraph in this section that “[a]dditional salary increases may be made to individual executives based on positioning relative to the market.” We also note from the second and third paragraphs in this section that you approved for Mr. Poteshman both a 5.0% and 4.0% salary increase and a 7.9% and 4.6% “market adjustment” in 2007 and 2008, respectively. Please explain supplementally, with a view towards disclosure in future filings, the underlying difference between a “market adjustment,” which effectively raises the income of an executive officer, versus a general merit or salary increase as each are considered by your compensation committee.

Reply: Merit increases are determined based on individual performance.

Annually, and separately from the merit review process, the Committee, in conjunction with its independent consultant, reviews an analysis of executive compensation comparing base salary and incentive compensation opportunity to that of similar positions within the Company’s Comparator Peer Group and market surveys. If an executive’s pay significantly lags the market (10% or more below the targeted percentile of the market), a “market adjustment” may be approved to bring his/her pay to a more competitive level. This market adjustment is not directly related to an executive’s individual performance during the year, provided he/she is meeting the expectations required of the position. Mr. Poteshman received such market adjustment in 2007 and 2008.

The distinction between merit increase and market adjustment will be explained in our future filings.

Comment: We note from the third paragraph in this section that you approved 2008 salary increases for your executive officers, but it is unclear whether these increases were based on merit or on some other basis. Please explain supplementally, with a view toward disclosure in future filings, your reasons for increasing or decreasing an element of your executive compensation.

Reply: Merit increases for 2008 were approved by the Board of Directors for Mr. Goings (2.6%), Mr. Poteshman (4.0%), Mr. Hemus (8.5%), Mr. Drake (3.8%) and Mr. Halversen (5.5%) based on individual and group performance. A market adjustment of 4.6% was made for Mr. Poteshman in order to further align his pay toward the market median.

Future filings will include a discussion of the basis for executive salary increases.

Summary Compensation, page 21

Comment: We note from your compensation discussion and analysis that your executive officers receive annual incentive pay as well as long-term cash incentives, the payouts of which vary depending on previously established thresholds, targets, maximums, and “tripwires.” However, it is unclear from your compensation discussion and analysis alone how you arrived at the total award payouts for each of your executive officers as provided in the tables on page 22 entitled “Annual Incentive Plan Performance Targets and Achievement” and “2005-2007 Performance Share plan Targets and Achievement.” Please explain supplementally, with a view towards disclosure in future filings, how each factor in your tables leads to the “award payout” amounts you have disclosed.

Reply: In 2007, our cash incentives were made up of three programs: the Annual Incentive Program (short-term cash), Performance Share Plan (long-term cash), and Gainshare Program for select executives (long-term cash). Payouts under each program were added together to equal Non-Equity Incentive Plan Compensation on the Summary Compensation Table, page 21. Provided herein is an explanation of each program’s award payout for each of our executive officers.

All Named Executive Officers were eligible for the Annual Incentive Program in 2007 based on net income of the Company, adjusted as described in the proxy statement.

Payout calculation:

Year-end Salary x Target % = Target Award

Payout Factor* x Target Award = Base Incentive Award Payout

Base Incentive Award Payout – 25% (if working capital tripwire goal not met) = Final Award Payout

Final Award Payout x 110% (if cash flow multiplier goal met) = Enhanced Final Award Payout

*	Payout Factor is net income as calculated for incentive purposes compared with threshold, target and maximum payout goals. The Payout Factors are 50% for threshold achievement, 100% for target achievement and 200% for maximum achievement. Payout Factors are interpolated for achievement in between the break points.

Mr. Goings, Mr. Poteshman, Mr. Halversen and Mr. Drake participated in the 2005 – 2007 Performance Share Plan. Mr. Hemus did not participate in this program.

Payout calculation:

Target number of Performance Shares + dividend equivalents = Target Award

Payout Factor* x Target Award = Performance Shares Earned

Performance Shares Earned x Year-end Average Stock Price (last 60 trading days) = Final Award Payout

*	Payout Factor is based on achievement of cumulative 3-year diluted earnings per share and cash flow goals, both as calculated for incentive purposes. The Payout Factor is based on a matrix related to the two achievement factors providing for a 50% of target payout for threshold performance, 100% for target performance and 150% for maximum performance.

Mr. Drake and Mr. Halversen also participate in Gainsharing programs. Mr. Goings, Mr. Poteshman and Mr. Hemus do not participate in Gainsharing programs.

Payout calculation:

Three Year Award Potential divided by three = Award Payout if Gainsharing target is achieved. An award payout “missed” in one year may be earned in a subsequent year of the program if the subsequent year’s goal, which is higher, is achieved.

Example Calculation: Mr. Goings

Annual Incentive Program:

Year-end Base Salary = $975,000 x Target 100% = $975,000 Target Award.

Achievement against the Net Income incentive goal was 200%

200% x $975,000 = $1,950,000 (Final Award Payout)

Because the Working Capital Turns target was met, there was no bonus payout reduction.

Because the Cash Flow Multiplier goal was met the Final Award Payout was increased 10%

$1,950,000 x 110% = $2,145,000

Performance Share Plan:

Target number of performance shares = 40,000

Dividends equivalents accrued on three year award at $0.88 per year = 4,385

Target number of performance shares + dividend equivalents = Target Award of 44,385

Payout Factor related to achievement against cash flow and earnings per share goals was 150%

Target Award of 44,385 x 150% = 66,577.4 Performance Shares earned

Average stock price over the last 60 trading days of the program cycle = $34.00

Award Units Earned of 66,577.4 x $34.00 = $2,263,632

Annual Incentive Program Payout + Performance Share Plan Payout:

$2,145,000 + 2,263,632 = $4,408,632 as was reported under Non-Equity Incentive Plan Compensation on the Summary Compensation Table

Had Mr. Goings been eligible and received a payout under a Gainshare program, this too would have been added to the above calculation.

Summary Calculation for all Other NEOs

NEO	Annual Incentive Program Payout	Performance Share Plan Payout	Gainshare Program Payout		Total Reported Under Non-Equity Incentive Plan Compensation
Michael S. Poteshman	$405,646	$141,481	$	n/a	$547,127
Simon C. Hemus	693,000	n/a		0	693,000
David T. Halversen	393,250	282,955		333,333	1,009,538
R. Glenn Drake	204,423	282,955		0	487,378

Future filings will contain disclosure identifying the detailed factors that led to the total non-equity incentive payouts made to each named executive officer.

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer